■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

July 9, 2008

EXECUTIVE SUMMARY

Domestic equity markets were weak in June. Fixed income markets also struggled and U.S. Treasuries underperformed for the quarter as a partial reversal of the flight to quality unfolded. The final estimate of first quarter real GDP growth was revised up slightly to +1.0 percent, and we expect a similar level of quarterly economic growth through the balance of the year. Notwithstanding the difficulties facing consumers, we expect the tax rebates to undergird solid personal consumption expenditure growth in both the second and third quarters. This is a key element of our GDP forecasts. The Federal Reserve left short term interest rates unchanged at its June meeting. In fixed income portfolios, we are focused on securities which will outperform in a steepening yield curve environment. In municipal bond portfolios, we continue to look for opportunities created by the unprecedented dislocations that have occurred in that market. The ongoing slowdown in corporate earnings continues to favor companies with above-average earnings growth. We are maintaining overweighted positions in the healthcare and technology sectors, while being attentive to evolving market opportunities in the consumer and financial sectors.

CURRENT CONDITIONS: an elongated bottoming process

Domestic equity markets were weak in June as ongoing fallout effects from the subprime crisis continued to pressure the financial sector. Large capitalization issues performed worse than small and medium capitalization issues. Most broad market indices were down in the range of -7 percent to -10 percent for the month. Taxable bonds performed better in June as represented by the Lehman Aggregate Index which declined -0.1 percent as shown in the table below. Detailed returns are shown in Exhibit A.

Total Returns to 6/30/08

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Large Cap				
S&P 500 Index	-8.4%	-2.7%	-11.9%	-13.1%
Dow Jones Ind'l Avg.	-10.0	-6.9	-13.4	-13.3
Russell 1000 Index	-8.3	-1.9	-11.2	-12.4
Small/Medium Cap				
NASDAQ OTC Comp.*	-9.1	0.6	-13.5	-11.9
S&P MidCap Index	-7.0	5.4	-3.9	-7.3
Russell 2000 Index	-7.7	0.6	-9.4	-16.2
Fixed Income				
Lehman Agg. Index	-0.1	-1.0	1.1	7.1
Lehman Muni Bond Ind.	-1.1	0.6	0.0	3.2

*price only

Across all market capitalizations, growth issues have outperformed their value counterparts by substantial margins in the most recent month, quarter, and year-to-date period. Over the last twelve months, the spread between growth and value stock performance has exceeded 10 percentage points in all three market capitalizations, as the table below shows. Exhibit B illustrates that we are roughly one year into a period of growth stock outperfomance.

Growth and Value Stock Total Returns to 6/30/08

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Large Cap				
Russell 1000 Growth	-7.2%	1.2%	-9.1%	-6.0%
Russell 1000 Value	-9.6	-5.3	-13.6	-18.8
Mid Cap				
Russell Midcap Growth	-7.3	4.6	-6.8	-6.4
Russell Midcap Value	-8.9	0.1	-8.6	-17.1
Small Cap				
Russell 2000 Growth	-6.0	4.5	-8.9	-10.8
Russell 2000 Value	-9.6	-3.5	-9.8	-21.6

The financial characteristics of stocks which outperformed in June were, for the most part, the characteristics typically associated with growth stocks. Specifically, stocks with higher earnings growth, lower dividend yields, and higher price/earnings multiples had better returns in June. The severity of the stock market's decline in June (one factoid being it was the worst June performance for the S&P 500 Index in 78 years) resulted in higher beta issues underperforming. The details of internal stock market dynamics are detailed in Exhibit C.

Regarding industry sector performance, using the broad Russell 3000 index as the basis, 9 out of 18 groups outperformed in June. Those 9 groups represented 50.0 percent of the index weight down from 52.2 percent in May, when 12 out of 18 groups outperformed. Year-to-date, the sectors with meaningful index weights that have performed well include: energy minerals, industrial services and utilities, as shown in Exhibit D.

Turning to international equity markets, thirty out of thirty three countries recorded negative returns, in dollar terms, year to date. The U.S. market ranked 15th out of 33 year to date, retaining its same rank from the end of May. On a regional basis, all areas lost significant ground in June. Latin America is the only region in positive territory for the year (Exhibit E).

With respect to the U.S. economy, the final estimate of first quarter real GDP growth was revised up slightly to +1.0 percent from the second estimate of +0.9 percent. Upward adjustments to personal consumption expenditures, nonresidential fixed investment, and residential investment were only partially offset by a downward revision to business inventories. The adjacent table displays dollar changes in real GDP components.

On a year-over-year basis, real GDP growth held steady from the fourth quarter of 2007 at +2.5 percent. However, there were changes in the components of GDP as personal consumption expenditures slowed to less than +2.0 percent, but were offset by strength in net exports. All of the changes in the major components of U.S. real GDP are detailed in Exhibit F.

We expect U.S. economic growth to remain subpar through the balance of the year. Residential investment will likely be a drag on the economy for the rest of this year and into the first part of 2009, although there is likely to be some incremental improvement as the year progresses. As a result of the tax rebates, solid consumer spending will likely be the only reason that GDP growth remains in positive territory in the second and third quarters. However, estimates suggest that the timing of the tax rebates will subtract -0.8 percent from fourth quarter real GDP growth.

Dollars (Bil) of Real GDP Change

	4Q07 Final	1Q08 1st Est.	1Q08 2nd Est.	1Q08 Final
Personal Con. Expenditures	$46.9	$20.0	$20.6	$23.8
Nonresid. Fixed Invs.	20.5	-9.0	-0.9	1.9
Residential Invs.	-32.4	-32.1	-30.6	-29.3
Inventory Change	-48.9	20.1	3.9	-1.3
Net Exports	29.9	7.3	23.0	23.0
Government	9.8	10.1	9.9	10.5
Residual	-9.0	1.0	0.3	-0.7
Total	$16.8	$17.4	$26.2	$27.9
% Change in Real GDP (ann.)	0.6%	0.6%	0.9%	1.0%
% Change in Real Final Sales (ann.)	2.4%	-0.2%	0.7%	0.9%
% Change in GDP Deflator (ann.)	2.4%	2.6%	2.6%	2.7%

Turning to the important consumer sector, which accounts for about 70 percent of GDP, personal consumption expenditures

(PCE) are likely to be solid in the second and third quarters. The main reason is the roughly $120 billion in tax rebates, which were mailed to lower and middle income consumers beginning in the last week of April and ending in July. Not surprisingly, real consumer spending advanced a healthy +0.4 percent in May, after increasing +0.2 percent in April. The following table displays personal income and spending trends on a year-over-year basis.

Consumer Income and Spending
Year-Over-Year Percent Change

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2006	Sept.	5.8	5.1	5.1	3.0
	Dec.	6.1	5.2	5.7	3.3
2007	Mar.	6.8	6.3	5.6	3.0
	June	5.9	5.3	5.2	2.9
	Sept.	6.4	5.9	5.7	**3.2**
	Oct.	6.2	5.9	5.7	**2.7**
	Nov.	6.2	5.9	6.5	**2.8**
	Dec.	5.9	5.7	5.8	**2.2**
2008	Jan.	5.1	5.2	5.6	**2.0**
	Feb.	4.8	4.9	5.1	**1.6**
	Mar.	4.3	4.3	5.4	**2.1**
	Apr.	4.9	5.1	5.2	**1.9**
	May	6.4	10.7	5.4	**2.2**

<u>Our sensitivity analysis of PCE growth rates suggests that the quarterly annualized figure for the second quarter is likely to be greater than +2.0 percent.</u> The bulk of the tax rebates were mailed in May and June. As shown in the following table, if the monthly change in real PCE for June is just flat, the quarterly annualized figure would be +2.2 percent. If the June figure matches the +0.2 percent of April, the result would be +2.4 percent for the second quarter. Finally, if the June figure matches the robust +0.4 percent of May this would yield a quarterly annualized figure of +2.7 percent.

U.S. Real Personal Consumption
Expenditure Projections

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Sept. 2008 Proj.	8428.10	0.5%	8495.73	2.6%
Aug. 2008 Proj.	8428.10		8478.77	
July 2008 Proj.	8428.10		8461.85	
June 2008 Proj.	8428.10	2.2%	8444.96	2.4%
May 2008 Act.	8428.10		8428.10	
Apr. 2008 Act.	8398.00		8398.00	
Mar. 2008 Act.	8383.20	1.1%	8383.20	1.1%
Feb. 2008 Act.	8363.80		8363.80	
Jan. 2008 Act.	8371.70		8371.70	
Dec. 2007 Act.	8355.30	2.3%	8355.30	2.3%
Nov. 2007 Act.	8359.60		8359.60	
Oct. 2007 Act.	8332.20		8332.20	
Sept. 2007 Act.	8326.40	2.8%	8326.40	2.8%
Aug. 2007 Act.	8308.40		8308.40	
July 2007 Act.	8272.00		8272.00	
June 2007 Act.	8250.20	1.4%	8250.20	1.4%

<u>U.S. consumers remain burdened with significant headwinds.</u> Elevated food and energy prices continue unabated. At the peak of the summer driving season, the price of a gallon of gas is setting new record highs. Most recently, the price exceeded $4.10 per gallon. Clearly, absent a change in consumer behavior

(e.g. driving less), a significantly larger proportion of the typical household budget will continue to be spent on energy and food.

The correction in residential real estate creates an additional psychological burden, as consumers tend to become more conservative when the largest asset on their household balance sheet loses value (Exhibit G). The use of home equity loans to fuel spending has completely reversed back to the levels of the late 1990s (Exhibit H).

The other important factor that has predictive power with respect to consumer spending is employment. June nonfarm payrolls were down -62,000, as expected. However, the May and April data were revised down by -52,000. Since the beginning of the year when job losses began, the total job loss stands at -438,000. This is a figure that is approaching recessionary levels and, in any event, implies a significant economic slowdown. Additionally, June unemployment was unchanged at 5.5 percent after the May figure rose sharply from the 5.0 percent level recorded in April.

Notwithstanding the difficulties facing consumers, we expect the tax rebates to undergird solid PCE growth in both the second and third quarters. As a result, we expect second and third quarter GDP growth to remain in positive territory, albeit at anemic levels.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.6 percent in May. The core rate, which excludes the more volatile food and energy sectors, increased +0.2 percent. These monthly figures yield year-over-year changes of +4.2 percent and +2.3 percent, respectively, as shown in the following table.

U.S. CPI Trends – Percent Change

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
December 2006	-2.2%	-1.1%	2.5%	2.6%
March 2007	7.0	2.4	2.8	2.5
June 2007	5.8	6.5	2.7	2.2
September 2007	0.3	3.1	**2.8**	**2.1**
October 2007	1.2	2.2	**3.5**	**2.2**
November 2007	4.3	2.1	**4.3**	**2.3**
December 2007	3.0	1.6	**4.1**	**2.4**
January 2008	4.1	2.7	**4.3**	**2.5**
February 2008	2.9	3.6	**4.0**	**2.3**
March 2008	6.7	4.8	**4.0**	**2.4**
April 2008	7.1	5.6	**3.9**	**2.3**
May 2008	9.3	6.1	**4.2**	**2.3**

The Federal Reserve's U.S. trade-weighted major currencies dollar index was up +1.0 percent in June compared with May, but was still down -9.5 percent on a year-over-year basis (Exhibit I). However, the dollar, as measured by this index, is at its highest level since February and appears to be stabilizing. Recent anticipation that the next move by the Federal Open Market Committee (FOMC) will be to increase the federal funds target rate, and the possibility that the worst of the financial crisis may have past, are providing support for the dollar. Longer term, the budget and trade deficits will continue to be negative factors.

In summary, we believe the U.S. economy is in the midst of an elongated bottoming process, as reflected by our forecast of +1.0 percent GDP growth in each of the remaining quarters of the year. Although the tax rebates will actually subtract from the fourth quarter growth rate, we expect actions taken by the Federal Reserve earlier this year will gain more traction by the fourth quarter. We forecast CPI inflation to remain around +4.0 percent before decreasing slightly in the latter half of the fourth quarter. Our key economic and financial assumptions are delineated in Exhibit J.

MONETARY POLICY AND FIXED INCOME STRATEGY: the fed on hold for now

Treasury yields rose during the second quarter, as signs of economic recovery early in the period, combined with concerns over high oil prices and food price inflation, drove interest rates higher. Liquidity worsened considerably during late June as MBIA and Ambac, two of the largest bond insurers, were downgraded below AAA by both Moody's and Standard & Poor's, for the first time. By quarter end, the 2-year maturity U.S. Treasury yield was 2.62 percent, approximately +1.00 percent higher than where it began the quarter, while the 30-year U.S. Treasury ended the quarter at a yield of 4.52 percent, approximately +0.21 percent higher than where it began.

The Lehman Aggregate Bond Index recorded a negative return of -1.0 percent during the quarter. The mortgage pass-through sector was one of the better performing groups, providing modestly negative absolute returns primarily due to its shorter duration. The corporate and asset-backed sectors followed, partially reversing weakness in the first quarter. The U.S. Treasury sector was the worst performing group, as investors' preference for the higher yield offered by riskier securities caused a partial reversal of the flight-to-quality trend seen during the first quarter.

Total Returns To 06/30/08

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Lehman Index				
Aggregate	-0.1%	-1.0%	1.1%	7.1%
Treasury	0.8	-2.1	2.2	10.3
Agency	0.2	-1.5	1.7	8.3
Corporate	-0.6	-0.7	-0.8	3.0
CMBS	-2.1	0.2	-2.4	2.6
Asset-Backed	-0.5	-0.8	-2.7	-2.1
Mortgage Pass-Through	-0.1	-0.5	1.9	7.8
5-Year Treasury	0.6	-3.1	2.3	11.5

In terms of specific details, fixed income markets started the second quarter by reversing the Bear Stearns-related flight to quality that occurred in March, as signs of renewed economic growth, combined with continued aggressive action by the Fed to restore liquidity, helped to restore investor confidence. By quarter end, the dramatic increase in inflation expectations, combined with continued weakening of the housing market, resulted in a return of illiquidity. Risk premiums remain at high levels relative to recent history, and a continuation of rising food and oil prices is likely to keep inflation expectations high and consumer confidence low. At its meeting on June 24-25, the FOMC kept the fed funds rate unchanged at 2.00 percent. We expect that despite inflation concerns, the Fed will be forced to keep its rate target close to the current level to counteract the weak economy. This will keep shorter term interest rates lower,

resulting in higher interest rates for longer maturities. As such, we continue to pursue attractive investment opportunities that will outperform in a steepening yield curve environment. We are also adding selectively to securities where we believe the risk premium has been over-exaggerated by the marketplace. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit K.

Despite some giveback in June, the municipal market had improved returns in the second quarter following the volatility of the first quarter. The flight to quality reversed from March through May as investors found the absolute yields on municipals and their extreme relative yield valuations to Treasuries attractive. The Bond Buyer 40-Bond Index yield ended the quarter one basis point lower, at 5.17 percent, after reaching a second quarter low of 4.92 percent in early April. The municipal yield curve flattened as intermediate municipal yields rose during the quarter while longer term yields were more stable.

Intermediate maturity municipals were the worst performing part of the municipal yield curve during the quarter as the conversion of auction rate securities (ARS) to variable rate demand notes (VRDN) continued to flood the short end of the market with supply. Revenue bonds outperformed general obligation bonds during the quarter, but continued to lag year to date. Among revenue bond sectors, housing and hospital bonds performed best, recouping some of the ground lost earlier in the year. The lower rated industrial revenue sector continued to be the worst performing sector for the quarter and year to date. Aa-rated and A-rated bonds recouped ground in the second quarter while Baa-rated bonds continued to lag, both for the quarter and year to date. Given the evolving composition of its insured category, Lehman's insured and AAA-rated sectors underperformed the A-rated sector both in the second quarter and year to date.

Liquidity issues also contributed to municipal market weakness in June. New issuance volume, which had been lagging last year's levels through February, caught up year to date through June with the continued conversion of ARS to fixed rate bonds. Other factors contributing to the supply/demand imbalances included: further exiting and downsizing by major municipal market participants (i.e. UBS and JPM, respectively), selling by holders in anticipation of further ratings downgrades, and selling by insurers with a declining profitability outlook, in particular, the monoline insurers. Aside from the newly-formed BHAC (Berkshire Hathaway Assurance Corp.), only Assured Guaranty and FSA remain AAA-rated with stable outlooks by the major ratings agencies at quarter end. An update of the monoline bond insurers' current bond ratings is shown in Exhibit L.

With the continued ratings downgrades of the monoline bond insurers, the distribution of credit quality within the Lehman Municipal Index has shifted considerably. As shown in Exhibit M, only 34.9 percent of the Index was rated Aaa as of June 30, 2008, compared with 69.3 percent one year prior. Nonetheless, the average rating of the Index moved just one notch lower to Aa2/Aa3. To alleviate forced selling by insurance companies that seek to maintain capital requirements, the National Association of Insurance Commissioners (NAIC) has proposed allowing insurance companies to substitute a credit rating from the NAIC Securities Valuation Office (SVO) for bonds that

have seen ratings downgrades associated with the monoline bond insurers. Furthermore, with bond insurance no longer providing a sure way to lower issuance costs, municipal issuers have increasingly been advocating the use of a "global" ratings scale that puts municipal credits on the same scale as corporate credits. A Moody's comparative study that was published in March 2007 looked at both historical default rates and recovery rates, and determined that most municipal issuers would receive a higher credit rating under a global ratings scale. Moody's indicated in recent weeks that it will be moving toward a global ratings scale for municipal issuers. The Moody's global scale ratings map is shown in Exhibit N, along with the ratings changes that would have occurred to 2007 new issuance.

Municipal relative yield comparisons to Treasuries richened significantly during the quarter, but remain at the cheap end of their historical ranges, and are attractive on an absolute basis after tax. Relative yield comparisons of municipal issues to corporate issues are less compelling. Nonetheless, we believe that municipals continue to offer an attractive risk/reward profile as credit spreads remain near historically wide levels. We continue to focus on finding opportunities in sectors and securities with a stable credit outlook to increase yields in portfolios, while employing diversification as a key tenet to managing risk. While dislocations in credit markets have created much volatility over the past year, we believe that they also have provided compelling investment opportunities as a new paradigm unfolds for the municipal asset class.

Total Returns To 06/30/08

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Municipal	-1.1%	0.6%	0.0%	3.2%
5-Year Municipal	-1.0	-0.8	1.1	5.7
Revenue	-1.2	0.9	-0.3	1.3
Electric	-1.0	1.0	1.2	3.5
Hospital	-1.5	1.8	-0.4	0.0
Housing	-1.1	2.0	-1.2	0.1
IDR/PCR	-1.4	-0.7	-3.3	-8.0
Transportation	-1.3	0.8	0.0	3.1
Education	-1.1	1.6	0.4	4.0
Water/Sewer	-1.0	1.2	0.7	4.7
Resource Recovery	-0.7	1.0	1.4	2.9
Leasing	-1.3	0.5	1.0	4.0
Special Tax	-1.3	1.0	0.8	4.1
General Obligation	-0.9	0.7	1.0	4.9
Prerefunded	-0.8	-0.5	1.4	5.8
Insured	-1.3	0.9	-0.6	2.8
Lehman Muni AAA	-1.1	0.4	-0.1	3.6
Lehman Muni AA	-1.0	1.0	0.6	4.1
Lehman Muni A	-1.3	1.0	-0.1	2.4
Lehman Muni BBB	-1.2	0.2	-1.9	-5.4

FISCAL POLICY: tax rebates add to the budget deficit

Estimated June receipts were roughly $255 billion, which was about $21 billion lower than receipts in June 2007 (see Exhibit O). 90 percent of the decrease in revenue is attributable to the tax rebates which were issued during the month.

Estimated June outlays were $205 billion, which is a decrease of about $44 billion versus June 2007. Outlays were lower in part because June 1st fell on a weekend this year, which pushed some payments into May and also because of the tax rebates. Tax rebates which exceed an individual's federal income tax payment are recorded as outlays.

Through the first nine months of the 2008 fiscal year, the deficit is about $268 billion, more than $100 billion higher than the 2007 deficit for the comparable period. The fiscal 2008 figures include about $79 billion from the tax rebates. Slightly less than $40 billion remains to be paid in July.

The Congressional Budget Office (CBO) recently revised down its estimate of the fiscal 2008 deficit to $396 billion as a result of the Economic Stimulus Act of 2008 (tax rebates). Somewhat unusually, this places the Office of Management and Budget (OMB) estimate of $410 billion quite close to the CBO estimate. Additionally, at least one private entity has an estimate of $406 billion.

EQUITY INVESTMENT STRATEGY: waiting for the inflection point

Commodity prices, particularly oil, are causing significant difficulties for the economy and, in turn, financial markets. While the energy sector has performed well, most of the rest of the market has been struggling, especially the financials. One of the keys to strong outperformance in coming periods will be to correctly time the inflection point between the energy sector and the rest of the market, particularly financials.

There is much debate as to how much of the recent move in the price of oil can be ascribed to speculation versus real supply/demand dynamics. It seems most likely that the answer is some combination of both. Regardless of which side of the debate one takes, it does seem clear that there will be a correction in the price of oil. As Exhibit P depicts, on a technical basis, oil appears due for a reversion to the mean. Fundamentally, the price has now reached levels where significant amounts of demand destruction are beginning to occur. In the four states where the housing market was most overheated (California, Florida, Arizona, and Nevada), there has been a -5 percent decline in demand for gasoline compared with a -2 percent decline for the rest of the nation. Additionally, U.S. vehicle miles traveled declined on a year-over-year basis in 2007 and 2008 for the first time since the oil shock of 1979-80 (Exhibit Q).

The term stagflation, originally used in the 1970s to describe an economic environment of slow or negative growth combined with high inflation, has been increasingly used to describe the current economic environment. Exhibit R shows previous periods of stagflation. The most recent one occurred during the 1991 recession and that period shares many parallels with the current one. In addition to current levels of inflation and GDP growth being most similar to the 1991 cycle, both periods were also characterized by real estate corrections, financial crises, and oil price shocks. Interestingly, on average, during periods of stagflation, financial instruments (stocks, bonds, and cash) have all outperformed oil, gold and other commodities. This trend is particularly true for the 1991 period when the S&P 500 gained more than +12 percent, while oil declined by -26 percent.

During this uncertain financial environment, earnings growth becomes more difficult to find and consensus earnings expectations become less reliable. This results in above-average earnings growth companies becoming even more attractive. Exhibit S shows that earnings estimates for 2008 are back-end loaded with all of the growth expected to come in the third and fourth quarters. Clearly, the financial sector is skewing the numbers as the large write-offs began in the comparable periods last year. However, as the bottom panel of Exhibit S shows, when the financials are excluded from the calculation, earnings growth is still expected to exceed +15 percent in both quarters. This will likely prove to be at least one-third too high.

Finally, the typical definition of an equity bear market is a decline of -20 percent or more. From the peak of the current cycle, which occurred on October 11, 2007, both the Dow Jones Industrial Average and the S&P 500 have declined by -20 percent as of the close on July 9th. As shown in Exhibit T, since the end of World War II, bear market declines have averaged -30 percent and have lasted slightly more than a year. If the current period is similar to the post-War period average, then we are two-thirds of the way through both the decline and the duration of the present cycle.

We expect the current cycle favoring growth stocks to be sustained for the foreseeable future. Sit Investment Associates' domestic portfolios continue to be overweighted in the traditional growth sectors of healthcare and technology. We also anticipate increasing portfolio weights in the consumer and financial sectors, as market opportunities warrant in coming quarters. The earnings growth and valuation metrics of Sit Investment Associates' principal domestic equity portfolios are shown in Exhibit U.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

EQUITIES	06/30/08	05/30/08	03/31/08	12/31/07	12/31/06	One Month	Three Months	Six Months	Eighteen Months
Dow Jones Industrials	11350.01	12638.32	12262.89	13264.82	12463.15	-10.2%	-7.4%	-14.4%	-8.9%
S&P 500	1280.00	1400.38	1322.70	1468.36	1418.30	-8.6	-3.2	-12.8	-9.8
NASDAQ OTC Composite	2292.98	2522.66	2279.10	2652.28	2415.29	-9.1	0.6	-13.5	-5.1
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	2.62	2.64	1.62	3.06	4.81	-2 b.p.	100 b.p.	-44 b.p.	-219 b.p.
5-Year Notes	3.33	3.42	2.46	3.44	4.69	-9	87	-11	-136
10-Year Notes	3.97	4.06	3.43	4.03	4.69	-9	54	-6	-72
30-Year Bonds	4.52	4.72	4.31	4.45	4.80	-20	21	7	-28
AA INDUSTRIAL									
Intermediate Maturity	5.52	5.41	5.28	5.43	5.37	+11	+24	+9	+15
Long Maturity	6.17	6.16	6.72	6.20	5.76	+1	-55	-3	+41
MORTGAGES									
Current Coupon GNMA (5.50%)	5.57	5.49	4.98	5.40	5.63	+8	+59	+17	-6
MUNICIPALS									
Bond Buyer 40-Bond Index	5.17	5.13	5.18	4.84	4.61	+4	-1	+33	+56
SHORT TERM									
Fed Funds	2.06	2.04	2.23	3.93	5.21	+2	-17	-187	-315
Primary Discount Rate *	2.25	2.25	2.50	4.75	6.25	--	-25	-250	-400
Prime Rate	5.00	5.00	5.25	7.25	8.25	--	-25	-225	-325
13-week Treas. Bills-Disc.	1.71	1.86	1.36	3.17	4.89	-15	+35	-146	-318

* Primary Credit Discount Rate; effective 1/9/03.

E-06/08 033108
pp-107T.doc

Exhibit B

■ Sit Investment Associates ■

Relative Performance of Growth Versus Value Suggests That A New Cycle Favoring Growth Is In Process



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through June 30, 2008
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/08

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Returns

	December 31, 2005 to December 31, 2006			December 31, 2006 to December 31, 2007			December 31, 2007 to June 30, 2008			May 31, 2008 to June 30, 2008		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	2.7	7.3	4.7	20.9	20.6	10.5	-8.2	-2.0	-12.7	-6.3	-1.8	-4.6
Quintile 2	11.4	8.6	14.4	2.4	9.1	5.6	-5.3	-7.4	-10.1	-4.9	-7.4	-8.2
Quintile 3	17.2	17.5	20.8	1.1	6.4	-2.1	-9.8	-8.1	-6.4	-9.4	-9.2	-5.8
Quintile 4	16.6	17.1	20.9	1.0	-3.8	-8.0	-14.9	-9.7	-9.5	-9.7	-9.0	-9.8
Quintile 5 (Lowest)	29.8	26.4	24.9	5.6	-3.6	-11.1	-11.7	-8.9	-11.6	-7.6	-9.6	-11.4
BETA SECTORS												
Quintile 1 (Highest)	12.8	9.1	16.3	2.2	15.3	3.5	-29.2	-11.0	-11.5	-18.5	-10.5	-10.5
Quintile 2	14.2	14.2	18.3	11.7	10.6	2.6	-17.8	-9.3	-9.8	-13.3	-10.0	-10.2
Quintile 3	19.0	20.5	21.1	4.9	0.5	-1.8	-7.5	-7.3	-8.2	-5.5	-9.4	-7.9
Quintile 4	15.9	17.6	16.8	4.4	2.5	-5.3	-7.5	-4.3	-7.6	-7.2	-6.0	-5.3
Quintile 5 (Lowest)	13.3	12.4	18.1	4.7	0.5	-7.6	-8.5	-9.1	-10.6	-5.7	-4.8	-4.9
P/E SECTORS												
Quintile 1 (Highest)	2.4	7.6	8.7	11.6	8.7	6.8	-15.2	-11.3	-11.8	-9.1	-7.9	-5.0
Quintile 2	10.7	14.3	14.1	5.6	9.8	5.6	-12.5	-10.2	-11.8	-6.0	-7.5	-7.0
Quintile 3	16.6	17.7	19.9	14.0	7.9	-0.4	-8.3	-3.3	-2.8	-6.3	-5.5	-5.8
Quintile 4	18.8	21.2	25.6	8.8	1.7	-8.4	-12.5	-4.6	-7.9	-11.4	-8.2	-8.5
Quintile 5 (Lowest)	23.9	16.8	25.0	-6.9	0.6	-10.5	-15.6	-9.5	-7.2	-9.8	-13.1	-11.5
No Earnings	-3.3	-5.3	14.7	-9.1	-9.5	-6.1	-33.9	-25.9	-20.6	-27.0	-17.0	-11.3
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	24.2	26.4	26.9	-5.1	-5.0	-16.7	-23.0	-13.5	-14.2	-14.8	-12.2	-14.2
Quintile 2	19.8	16.2	19.6	8.8	-0.6	-11.9	-10.9	-9.1	-9.2	-8.1	-8.9	-11.5
Quintile 3	14.7	16.7	17.0	13.2	9.6	-4.4	-9.2	-13.7	-14.9	-7.5	-11.9	-9.8
Quintile 4	8.9	5.9	18.0	3.8	11.2	1.0	-11.3	-6.6	-11.3	-8.3	-6.6	-7.7
Quintile 5 (Lowest)	8.4	10.6	17.4	10.3	10.4	3.6	-5.9	9.9	3.1	-3.2	0.5	-4.1
UNIVERSE	15.8	15.3	18.3	5.6	5.6	-1.6	-11.9	-7.5	-9.4	-8.4	-8.0	-8.0

Source: FactSet Research Systems, June 30, 2008

Exhibit D

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2006 Return	Year 2006 Rank	Year 2007 Return	Year 2007 Rank	Year-to-Date Return	Year-to-Date Rank	2Q 2008 Return	2Q 2008 Rank	June 2008 Return	June 2008 Rank
NON-ENERGY MINERALS	**1.8**	**26.8 ***	**2**	**25.6 ***	**3**	**6.7 ***	**3**	**11.1 ***	**3**	**-3.7 ***	**5**
PRODUCER MANUFACTURING	8.4	16.6 *	9	16.9 *	7	-16.3	14	-10.5	16	-12.8	16
ELECTRONIC TECHNOLOGY	9.6	8.6	15	14.4 *	9	-11.7	10	3.0 *	6	-10.1	11
CONSUMER DURABLES	1.3	4.9	17	-15.4	17	-21.1	16	-14.0	17	-14.6	17
ENERGY MINERALS	**11.0**	**24.0 ***	**4**	**32.7 ***	**2**	**10.6 ***	**2**	**17.9 ***	**2**	**2.5 ***	**2**
PROCESS INDUSTRIES	3.2	18.3 *	7	25.5 *	4	-2.8 *	6	1.9 *	7	-7.5 *	7
HEALTH TECHNOLOGY	9.7	9.4	13	5.9 *	12	-8.0 *	8	-0.5 *	9	-3.1 *	4
CONSUMER NON-DURABLES	7.2	17.8 *	8	13.8 *	10	-10.6 *	9	-7.6	15	-7.4 *	6
INDUSTRIAL SERVICES	**4.5**	**11.6**	**11**	**36.5 ***	**1**	**18.3 ***	**1**	**27.1 ***	**1**	**4.7 ***	**1**
COMMERCIAL SERVICES	1.5	14.8	10	-12.0	16	-13.6	11	-1.8	10	-8.0 *	9
TECHNOLOGY SERVICES	6.4	10.9	12	18.0 *	5	-13.7	12	4.3 *	5	-7.5 *	8
HEALTH SERVICES	2.1	-0.6	18	15.7 *	8	-27.7	18	-3.5	12	-11.1	13
CONSUMER SERVICES	4.3	24.7 *	3	-6.9	14	-15.9	13	-7.0	14	-12.4	15
RETAIL TRADE	4.8	6.5	16	-8.4	15	-6.3 *	7	-4.1	13	-8.9	10
TRANSPORTATION	**1.9**	**9.2**	**14**	**-1.1**	**13**	**2.6 ***	**4**	**-0.4 ***	**8**	**-10.2**	**12**
UTILITIES	**4.7**	**21.6 ***	**5**	**17.1 ***	**6**	**-1.5 ***	**5**	**9.0 ***	**4**	**-0.7 ***	**3**
FINANCE	14.4	19.7 *	6	-17.5	18	-27.1	17	-16.6	18	-17.3	18
COMMUNICATIONS	3.1	36.4 *	1	9.6 *	11	-16.9	15	-2.6	11	-11.4	14
UNIVERSE (RUSSELL 3000)	100.0	15.7		5.2		-11.1		-1.7		-8.2	
Groups Outperforming (cap weighted) to Total Groups		9/18		12/18		9/18		9/18		9/18	

* Group Outperformed

Source: FactSet Research Systems

G:\Support\Exhibits\E-06/08

Exhibit E

■ Sit Investment Associates ■

World Equity Market Rankings

The United States Ranked 15th Out of 33 World Equity Markets Year-to-Date Through June 30, 2008

PERFORMANCE IN U.S. DOLLARS				
	DJ Global, Indexes, US$	Change from 12/31/2007		6/30/2008 Country
Country	on 6/30/2008	points	percent	Rank
Australia	448.92	-51.18	-10.23%	11
Austria	439.63	-29.83	-6.35%	8
Belgium	377.84	-71.64	-15.94%	21
Brazil	2028.28	201.93	11.06%	1
Canada	544.75	3.04	0.56%	3
Chile	428.35	-55.65	-11.50%	14
Denmark	589.60	-17.92	-2.95%	5
Finland	1280.50	-411.20	-24.31%	28
France	349.30	-57.64	-14.16%	17
Germany	335.56	-62.63	-15.73%	19
Greece	281.14	-100.36	-26.31%	31
Hong Kong	409.75	-136.74	-25.02%	29
Indonesia	160.51	-18.92	-10.54%	12
Ireland	423.73	-108.32	-20.36%	26
Italy	232.81	-53.39	-18.65%	25
Japan	102.38	-6.56	-6.02%	7
Malaysia	188.10	-41.61	-18.12%	23
Mexico	596.99	41.17	7.41%	2
Netherlands	366.93	-81.99	-18.26%	24
New Zealand	193.39	-68.51	-26.16%	30
Norway	507.23	-14.08	-2.70%	4
Philippines	137.17	-81.75	-37.34%	33
Portugal	247.21	-91.10	-26.93%	32
Singapore	283.97	-35.00	-10.97%	13
South Africa	298.52	-60.94	-16.95%	22
South Korea	255.58	-66.55	-20.66%	27
Spain	422.56	-74.45	-14.98%	18
Sweden	442.87	-83.81	-15.91%	20
Switzerland	556.34	-49.91	-8.23%	9
Taiwan	157.42	-8.51	-5.13%	6
Thailand	101.74	-11.18	-9.90%	10
United Kingdom	251.65	-38.46	-13.26%	16
United States	315.69	-41.79	-11.69%	15 ←
COMPOSITE INDICES				
Latin America	872.97	68.59	8.53%	
Western Europe	330.36	-55.38	-14.36%	
Asia/Pacific	141.65	-16.45	-10.40%	
World (ex U.S.)	241.87	-29.97	-11.02%	

Source: FactSet Research Systems, June 30, 2008

Exhibit F

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007	1st Qtr. 2008
Personal Consumption Expend.	3.1%	3.4%	3.5%	2.8%	3.3%	3.0%	2.7%	3.4%	3.2%	2.9%	3.0%	2.6%	1.9%
Non-Residential Fixed Invest.	9.1	7.7	6.8	5.1	7.5	7.3	6.4	5.2	2.5	4.1	5.1	7.1	6.7
Residential Investment	7.0	6.2	6.9	6.4	4.8	-1.5	-8.5	-12.8	-16.5	-16.5	-16.5	-18.6	-20.7
Inventory Change [2]	++	--	--	-	--	++	++	--	--	--	--	--	--
Net Exports [3]	-13.7	-1.7	-0.2	-1.6	-2.5	-4.3	-4.9	7.0	4.4	8.4	15.9	15.8	21.5
Exports	6.4	7.1	6.9	7.0	8.4	7.4	8.4	9.3	6.6	7.1	10.3	8.4	9.5
Imports	8.8	5.3	4.6	5.1	6.3	6.4	7.2	3.7	2.9	2.0	1.7	1.0	-0.1
Government Spending	0.6	0.6	0.9	0.9	1.8	1.8	1.2	2.5	1.2	1.9	2.7	2.3	3.0
TOTAL REAL GDP	3.2%	3.0%	3.2%	2.9%	3.3%	3.2%	2.4%	2.6%	1.5%	1.9%	2.8%	2.5%	2.5%
Memo													
Total GDP Less Housing and Autos	3.1	2.8	3.0	3.2	3.5	4.0	3.5	3.4	2.5	2.9	4.0	3.6	4.0
Pers. Cons. Exp. Plus Res. Invs.	3.4	3.6	3.8	3.0	3.4	2.7	1.9	2.2	1.8	1.6	1.7	1.3	0.6
After-tax Corporate Profits	38.3	32.8	28.8	29.7	11.8	16.7	19.5	8.0	4.3	4.3	2.1	6.6	-3.6

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, June 30, 2008

Exhibit G

■ Sit Investment Associates ■

Home Price Declines Continue to Pressure Consumers

S&P/Case-Shiller Home Price Index - Yr/Yr Pct Changes

	Boston	Char-lotte	Chi-cago	Las Vegas	Los Angeles	Miami	New York	Wash, DC	San Fran	Comp 10	Comp 20	EHS Median
Apr-07	-4.5	7.0	0.2	-3.0	-2.6	-1.0	-1.6	-5.6	-2.8	-2.7	-2.1	-4.4
May-07	-4.3	7.0	-0.6	-4.1	-3.3	-3.3	-2.3	-6.2	-3.4	-3.4	-2.8	-3.4
Jun-07	-3.7	6.8	-0.7	-5.1	-4.1	-4.8	-2.9	-6.8	-4.0	-3.9	-3.4	-0.2
Jul-07	-3.4	6.0	-0.9	-6.1	-4.8	-6.4	-3.2	-7.1	-4.1	-4.4	-3.8	-3.0
Aug-07	-3.6	5.6	-1.3	-7.6	-5.7	-7.8	-3.4	-7.2	-4.2	-4.8	-4.3	-1.9
Sep-07	-3.2	4.7	-2.5	-9.0	-7.0	-10.0	-3.6	-6.4	-4.6	-5.5	-4.9	-0.1
Oct-07	-3.6	4.3	-3.2	-10.7	-8.8	-12.4	-4.1	-6.6	-6.2	-6.7	-6.1	-1.3
Nov-07	-3.0	2.9	-3.9	-13.2	-11.9	-15.1	-4.5	-7.6	-8.6	-8.3	-7.7	-2.5
Dec-07	-3.4	2.3	-4.5	-15.3	-13.7	-17.5	-5.3	-9.2	-10.8	-9.7	-9.0	0.0
Jan-08	-3.4	1.8	-6.6	-19.3	-16.5	-19.3	-5.6	-10.7	-13.2	-11.3	-10.6	-0.7
Feb-08	-4.6	1.5	-8.5	-22.8	-19.4	-21.7	-6.5	-12.6	-17.2	-13.5	-12.7	0.2
Mar-08	-5.9	0.8	-10.0	-25.9	-21.7	-24.6	-7.5	-14.3	-20.2	-15.3	-14.3	-4.8
Apr-08	-6.4	-0.1	-9.3	-26.8	-23.1	-26.7	-8.4	-14.8	-22.1	-16.3	-15.3	-5.5


EXISTING HOUSE PRICES
2001=100
200
180
160
140
120
100
2001
2002
2003
2004
2005
2006
2007
2008
CASE SHILLER
159.0
147.0
OFHEO

Source: Stone & McCarthy Research Associates, June 24, 2008 and International Strategy & Investment, June 25, 2008

G:\Support\Exhibits\E-06/08

Exhibit H

■ Sit Investment Associates ■

The Use of Home Equity Loans to Fuel Consumer Spending Has Ended



U.S. MTG EQUITY WITHDRAWAL
(Greenspan-Kennedy)
2008:1Q $206
1000
800
600
400
200
0
-200
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
$100

Source: International Strategy & Investment, June 24, 2008

Exhibit I

■ Sit Investment Associates ■

Nominal Major Currencies Dollar Index



Nominal Major Currencies Dollar Index
June 30, 2008
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
71.42
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

Country or Region Weights (6/17/08): Euro Area: 34.3% Canada: 31.1% Japan: 18.4% U.K.: 9.0% Switzerland: 2.8% Australia: 2.4% Sweden: 2.0%
Currency Appreciation (Y-T-D through 6/30/08): Euro Area: +7.8% Canada: -3.0% Japan: 5.2% U.K.: 0.3% Switzerland: 11.0% Australia: 9.0% Sweden: 7.2%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/08

Exhibit J

■ Sit Investment Associates ■

Economic Assumptions

	2006				2007				2008E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	4.8	2.4	1.1	2.1	0.6	3.8	4.9	0.6	1.0	1.0	1.0	1.0
S&P 500 Reported Profits (Year-over-Year)	16.2	10.0	23.5	17.0	8.3	8.8	-29.4	-61.4	-27.1	-12.5	30.9	130.7
Consumer Price Index (Year-over-Year)	3.6	4.0	3.3	1.9	2.4	2.7	2.4	4.0	4.1	4.1	4.9	4.8
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.7	4.7	4.7	4.5	4.5	4.5	4.6	4.8	4.9	5.3	5.6	5.5
Prime Rate	7.4	7.9	8.3	8.3	8.3	8.3	8.2	7.5	6.2	5.1	5.0	5.0
13-week Treasury Bills-Disc.	4.4	4.7	4.9	4.9	5.0	4.8	4.4	3.4	2.1	1.6	1.8	2.2
10-year Treasury Bonds-Yield	4.6	5.1	4.9	4.6	4.7	4.8	4.7	4.3	3.7	3.9	4.2	4.3

Source: Sit Investment Associates, Inc., July 8, 2008

Exhibit K

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From June 30, 2008

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	3.50%	-0.4%	4.00%	0.0%	5.00%	1.2%
Present YTM 2.62%	Most Likely	2.75	1.1	3.25	1.4	4.50	1.5
	Optimistic	2.00	2.5	2.50	2.9	3.00	2.4
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.25	-2.4	5.00	-4.0	5.50	0.3
Present 3.33%	Most Likely	3.50	0.9	4.00	0.3	4.75	1.4
	Optimistic	2.50	5.5	3.00	4.9	3.50	3.1
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.75	-4.2	5.50	-7.6	6.00	-0.9
Present 3.97%	Most Likely	4.37	-1.2	4.62	-1.1	5.25	0.9
	Optimistic	3.50	5.9	3.75	5.8	4.00	3.9
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-12.1	6.00	-15.9	6.50	-4.0
Present YTM 4.52%	Most Likely	5.00	-5.2	5.25	-6.4	5.50	0.0
	Optimistic	4.25	6.8	4.50	4.9	4.50	4.7

E-06/08
pp-101.doc

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/08

Exhibit L

■ Sit Investment Associates ■

Major Municipal Bond Insurers Lose Coveted AAA Ratings

Current Bond Insurer Ratings and Their Percentage Weightings in the Lehman Municipal Index

Insurer (% Lehman Muni Index)	Moody's Rating	S&P Rating	Fitch Rating
ACA (0.0%)	NR	CCC Developing	NR
Ambac (10.9%) & Connie Lee (0.0%)	Aa3 Negative	AA Negative	NR Withdrawn 6/26/08
Assured Guaranty (0.6%)	AAA Stable	AAA Stable	AAA Stable
Berkshire Hathaway Assurance (BHAC) (0.0%)	Aaa Stable	AAA Stable	NR
CIFG (0.3%)	Ba2 Developing/Under Review	A- Negative	CCC Evolving
FGIC (10.3%)	B1 Negative	BB Negative	BBB Negative
FSA (13.1%)	Aaa Stable	AAA Stable	AAA Stable
MBIA (14.4%)	A2 Negative	AA Negative	NR Withdrawn 6/26/08
Radian Asset Assurance (0.1%)	A3 Negative	A Negative	NR Withdrawn 5/2/08
XLCA (0.8%)	B2 Negative	BBB- Negative	BB Negative

Prior to the series of downgrades, Ambac/Connie Lee, CIFG, FGIC, MBIA, XLCA were formerly rated Aaa/AAA/AAA; Radian was rated Aa3/AA, and ACA was rated A (S&P).

Source: Lehman Brothers, Moody's Investors Service, Standard & Poor's Corporation, FitchRatings, July 3, 2008

Exhibit M

■ Sit Investment Associates ■

Shrinking AAA-Rated Insured Percentage of Bonds Outstanding


Lehman Municipal Index - Quality Distribution Changes
% of Index
100
90
80
70
60
50
40
30
20
10
0
24.5
44.8 INS
16.8
8.9
5.0
24.2
45.3 INS
18.6
7.1
4.8
24.2
44.6 INS
18.7
7.4
5.2
23.9
33.9 INS
24.1
12.9
5.1
23.0
11.9 INS
39.7
19.3
6.2
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
AAA
INS AAA
AA
A
BAA

Lehman "Insured" by definition only included those rated AAA by Moodys, S&P, or Fitch.

Source: Lehman Brothers, July 1, 2008

Exhibit N

■ Sit Investment Associates ■

Migration to Global Scale Suggests Possible Ratings Upgrades for Municipals

Moody's Global Scale Ratings by Municipal Scale Rating and Sector

Municipal Scale Rating	State GO	Local GO Wtr/Swr St Rvlg Fd St Lse & Spl Tax	Local Lse & Spl Tax Elec&Gas Transmssn Mass Transit Hgr Ed Public Airport Gen Rev Toll Rd/Bridge (establ) Hsg-Affiliated/Mgd	Elec&Gas Enterpr Solid Wst & Res Rcvy Parking Lottery Spl Asmt/TIF (establ) Govt Affiliated	Hgr Ed Private Hosp (Not-for-Profit) Other (Not-for-Profit) Military Hsg	LT Care (Not-for-Profit) Charter School Hsg-non-Aff/Mgd Toll Rd/Bridge (startup) Arpt/Port Spl Fac Hotel/Conv Ctr Stadium/Other Projs
Aaa	Aaa	Aaa	Aaa	Aaa	Aaa	Aaa
Aa1	Aaa	Aaa	Aaa	Aaa	Aaa	Aa1
Aa2	Aaa	Aaa	Aaa	Aa1	Aa1	Aa1
Aa3	Aaa	Aaa	Aa1	Aa1	Aa1	Aa1
A1	Aaa	Aa1	Aa1	Aa1	Aa2	Aa2
A2	Aa1	Aa1	Aa1	Aa2	Aa3	Aa3
A3	Aa1	Aa1	Aa2	Aa3	A1	A1
Baa1	Aa1	Aa2	Aa3	A1	A1	A2
Baa2	Aa2	Aa3	Aa3	A1	A2	A3
Baa3	Aa2	Aa3	A1	A2	A3	Baa1
Ba1	Aa3	A1	A2	A3	Baa1	Baa2
Ba2	Aa3	A2	A3	Baa1	Baa2	Baa3
Ba3	A1	A3	Baa1	Baa2	Baa3	Ba1
B1	A2	Baa1	Baa2	Baa3	Ba1	Ba2
B2	A3	Baa2	Baa3	Ba1	Ba2	Ba3
B3	Baa1	Baa3	Ba1	Ba2	B1	B2
Caa1	Baa2	Baa3	Ba1	B1	B3	B3
Caa2	Baa3	Ba1	Ba2	B2	Caa1	Caa1
Caa3	Baa3	Ba2	B1	Caa1	Caa2	Caa3

Source: Moody's Investor Service. The U.S. Municipal Bond Rating Scale: Mapping to the Global Rating Scale And Assigning Global Scale Ratings to Municipal Obligations. March 2007

2007 Issuance by Muni Scale Rating


Baa
9%
Aaa
18%
A
31%
Aa
42%

2007 Issuance by Global Scale Rating


A
4%
Baa
0%
Aa
44%
Aaa
52%

Source: Merrill Lynch, June 13, 2008

Exhibit O

■ Sit Investment Associates ■

2008 Federal Budget Deficit Trends Compared to 2007

	Receipts			Outlays			Surplus/Deficit		
	FY2007	FY2008	Diff	FY2007	FY2008	Diff	FY2007	FY2008	Diff
October	$167.7	$178.2	$10.5	$217.0	$233.7	$16.7	$(49.3)	$(55.6)	$(6.2)
November	145.9	151.1	5.2	218.9	249.3	30.4	(73.0)	(98.2)	(25.2)
December	260.0	277.0	17.0	218.0	228.7	10.7	42.0	48.3	6.3
January	260.6	255.2	(5.4)	222.4	237.4	15.0	38.2	17.8	(20.4)
February	120.3	105.7	(14.6)	240.3	281.3	41.0	(120.0)	(175.6)	(55.6)
March	166.5	178.8	12.3	262.8	227.0	(35.7)	(96.3)	(48.2)	48.1
April	383.6	403.8	20.1	206.0	244.5	38.5	177.7	159.3	(18.4)
May	164.2	124.3	(39.9)	231.9	290.2	58.3	(67.7)	(165.9)	(98.2)
June	276.5	255.0	(21.5)	249.0	205.0	(44.0)	27.5	51.0	23.5
July	170.4			206.9			(36.4)		
August	166.5			283.5			(117.0)		
September	285.4			173.8			111.6		
FY To Date (9 Months)	$2,567.6	$1,929.1	($16.2)	$2,730.5	$2,197.1	$130.8	($162.7)	($267.1)	($146.2)

Source: Treasury Bulletin

Exhibit P

■ Sit Investment Associates ■

Oil Appears Extended Relative to the S&P 500 On a Technical Basis



Oil vs. S&P 500 Performance
140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
-100.0%
-120.0%
Jan-73
Jan-75
Jan-77
Jan-79
Jan-81
Jan-83
Jan-85
Jan-87
Jan-89
Jan-91
Jan-93
Jan-95
Jan-97
Jan-99
Jan-01
Jan-03
Jan-05
Jan-07
WTI Relative to S&P 500 12-Month Return
Avg
+1 SD
-1 SD
+2 SD
-2 SD

Source: Citigroup Global Markets, June 20, 2008

Exhibit Q

■ Sit Investment Associates ■

Demand Destruction for Oil Is Underway



Select Hot Housing Markets [1]
Change in Gasoline Demand
Measured on a Year-Over-Year Basis
1984 Through April 2008
%
10
8
6
4
2
0
(2)
(4)
(6)
(8)
84
86
88
90
92
94
96
98
00
02
04
06
All Other States
Source: Energy Information Administration.
[1] Hot states include California, Florida, Arizona and Nevada.
Data smoothed on a trailing four-month basis.



The U.S.
Vehicle Miles Traveled
Measured on a Year-Over-Year Basis
1971 Through April 2008
%
8
6
4
2
0
(2)
(4)
71
73
75
77
79
81
83
85
87
89
91
93
95
97
99
01
03
05
07

Source: Empirical Research Partners, July 1, 2008

G:\Support\Exhibits\E-06/08

Exhibit R

■ Sit Investment Associates ■

Periods of Stagflation

Stagflation Periods

	Range of Inflation: CPI-U: All Items (Y/Y Change)	Range of GDP: Real Gross Domestic Product (Y/Y Change)	10-Year Treasury Note Yield	USA 10-year Government Bond Total Return Index	S&P 500 Composite	USA Total Return Commercial/ T-Bill Index	CRB Raw Industrials Index	Gold Bullion Price	Median Sales Price: Existing 1-Family Homes	Spot Oil Price: WTI
2Q70 - 4Q70	5% to 6%	-0.2% to 0.4%	-0.68	10.22%	2.81%	4.65%	-11.35%	6.21%	0.00%	6.27%
2Q74 - 3Q75	8% to 12%	-2.3% to -0.8%	1.22	4.19%	-10.76%	10.64%	-22.49%	-13.27%	14.01%	10.39%
3Q80 - 4Q80	12% to 13%	-1.6% to -0.1%	3.06	-9.30%	18.84%	6.11%	9.51%	-8.33%	-0.63%	-6.33%
2Q82 - 3Q82	5% to 7%	-2.7% to -1.2%	-1.52	25.27%	7.56%	5.35%	-6.26%	21.67%	0.45%	25.11%
1Q91 - 2Q91	4% to 5%	-1.0% to -0.6%	0.20	2.92%	12.40%	2.91%	-6.30%	-6.61%	10.83%	-26.13%
Average			0.46	6.66%	6.17%	5.93%	-7.38%	-0.07%	4.93%	1.86%

Source: Citigroup Global Markets, June 20, 2008

Exhibit S

■ Sit Investment Associates ■

Earnings Growth Estimates Appear Overly Optimistic in the Second Half of 2008

Estimates as of July 1, 2008


Year-over-Year Percentage Change in S&P 500
Operating Earnings
Y-o-Y % Change
60%
45%
30%
15%
0%
-15%
-30%
1Q '06
2Q '06
3Q '06
4Q '06
1Q '07
2Q '07
3Q '07
4Q '07
1Q '08*
2Q '08*
3Q '08*
4Q '08*

* Estimated


Year-over-Year Percentage Change in S&P 500
Operating Earnings ex Financials
Y-o-Y % Change
60%
45%
30%
15%
0%
-15%
-30%
1Q '06
2Q '06
3Q '06
4Q '06
1Q '07
2Q '07
3Q '07
4Q '07
1Q '08*
2Q '08*
3Q '08*
4Q '08*

* Estimated

Source: First Call and FactSet Data Systems

Exhibit T

■ Sit Investment Associates ■

Bear Market History

It's a Bear but Not Yet a Bottom

In the average post-1940 bear market, three-quarters of the decline is over by the time the requisite 20% drop has taken place. But the slide can drag on, as the bear typically hangs around more than a year.

Bear Mkt Begin	Date of 20% Decline	Bear Mkt End	Percent Change	No. of Days to -20% Threshold	Percentage Into Bear Mkt Hit -20% Threshold	Days to End of Bear Mkt
5/29/46	9/3/46	5/19/47	-28.47%	97	27%	355
6/15/48	6/13/49	6/13/49	-20.57	363	100	363
8/2/56	10/21/57	10/22/57	-21.63	445	100	446
12/12/61	5/28/62	6/26/62	-27.97	167	85	196
2/9/66	8/29/66	10/7/66	-22.18	201	84	240
11/29/68	1/29/70	5/26/70	-36.06	426	78	543
1/11/73	11/27/73	10/3/74	-48.20	320	51	630
11/28/80	2/22/82	8/12/82	-27.11	451	73	622
8/25/87	10/19/87	12/4/87	-33.51	55	54	101
3/24/00	3/12/01	9/21/01	-36.77	353	65	546
1/4/02	7/10/02	7/23/02	-31.97	187	94	200
		AVERAGE	-30.40%	**AVERAGE**	73.7%	386
10/11/07	7/9/08	?	?	272	?	?

Source: Barron's, July 7, 2008 and Sit Investment Associates, Inc., July 9, 2008

Exhibit U

■ Sit Investment Associates ■

Equity Characteristics
June 30, 2008

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2008 Projected Gain	+17.7%	+25.3%	+19.8%	+14.3%	+20.3%	+9.6%	-2.6%
2009 Projected Gain	+16.0%	+18.2%	+18.9%	+10.3%	+17.3%	-3.3%	-1.1%
5-Year Projected Growth	+14.7%	+16.5%	+16.0%	+10.9%	+13.9%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.1%	+0.6%	+0.4%	+2.9%	+1.2%	+2.4%	+2.4%
Total Fund	+1.1%	+0.6%	+0.5%	+2.9%	+1.2%	+2.4%	+2.4%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.8%	+17.1%	+16.4%	+13.8%	+15.1%	+10.4%	+10.4%
Wtd Avg Price/Earnings Ratio [2]							
2008 Calendar P/E	21.1x	23.2x	26.7x	14.4x	19.0x	16.1x	16.1x
2009 Calendar P/E	17.9x	19.1x	19.4x	12.7x	15.8x	13.6x	13.6x
Median Price/Earnings Ratio [2]							
2008 Calendar P/E	16.9x	19.0x	18.8x	14.0x	16.2x	14.0x	14.0x
2009 Calendar P/E	14.7x	16.6x	15.6x	12.3x	13.8x	12.5x	12.5x
Average P/E-to-5-Year Earnings Growth Ratio							
2008 Calendar PEG	1.4x	1.4x	1.7x	1.3x	1.4x	2.0x	2.0x
2009 Calendar PEG	1.2x	1.2x	1.2x	1.2x	1.1x	1.7x	1.7x
Wtd Avg Mkt Cap ($ Million)	$68,543	$14,541	$3,944	$67,696	$66,255	$89,581	$89,581

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis

Source: First Call, I/B/E/S, Russell Investment Group and Sit Investment Associates